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                                                                   Exhibit 4(c)

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                            [213 Washington Street
                           Newark, New Jersey 07102]

 HIGHEST DAILY LIFETIME INCOME v[2.1] WITH HIGHEST ANNUAL DEATH BENEFIT RIDER

This Rider is made a part of your Annuity. For purposes of this Rider, certain provisions of your Annuity are amended as described below. If the terms of the Annuity and those of this Rider conflict, the provisions of this Rider shall control. Should this Rider terminate, any amended or replaced Annuity provisions based on this Rider's terms will revert back to the provisions in the Annuity, except as may be provided below. This Rider should be read in conjunction with any Death Benefit Rider(s) made a part of your Annuity.

General: This Rider makes provision for guaranteed minimum payments for the lifetime of a Single Designated Life/Spousal Designated Lives/Remaining Designated Life (explained below). Generally, if your Account Value is reduced to zero and you meet certain requirements, we pay a remaining value, as described in the "Guarantee Payments" section. This Rider also makes provision for a minimum death benefit payable upon the death of a Single Designated Life or Remaining Designated Life.

Effective Date: The Effective Date of this Rider is shown in the Highest Daily Lifetime Income v[2.1] with Highest Annual Death Benefit Schedule Supplement (the "Schedule Supplement").

Definitions: For purposes of this Rider, the following definitions apply:

   Account Value: The definition of "Account Value" in your Annuity includes the value of the Transfer Account (described below).

   Adjusted Purchase Payments: Purchase Payments we receive, increased by any Purchase Credits applied to your Account Value in relation to Purchase Payments, and decreased by any fees or Tax Charges deducted from such Purchase Payments upon allocation to the Annuity.

   Annuity Anniversary: The first and each successive annual anniversary of the Issue Date of the Annuity, as shown in the Annuity Schedule.

   Designated Life/Lives: The natural person(s) who is the measuring life/lives for the benefits described in this Rider and who is the person(s) shown in the Schedule Supplement or in our records.

   First Death: The death of the first of the Spousal Designated Lives to die, provided that they are each other's spouse at that time.

   Guaranteed Base Value: The Account Value on the Effective Date plus the amount of any Adjusted Purchase Payments made up to and including the first anniversary of the Effective Date.

   Lifetime Withdrawal: Any Withdrawal taken under the terms of this Rider that is not designated by you as a Non-Lifetime Withdrawal.

   Non-Lifetime Withdrawal: A Withdrawal elected and designated as such by you on or after the Effective Date that will not result in the calculation of the initial Annual Income Amount. You may only request one Non-Lifetime Withdrawal while this Rider is in effect. A Non-Lifetime Withdrawal is subject to the Minimum Surrender Value After a Partial Withdrawal, shown in the Annuity Schedule.

   Purchase Credits: Amounts we may allocate to your Account Value in relation to Purchase Payments. Refer to your Annuity Schedule to determine if your Annuity makes provision for Purchase Credits.

   Quarterly Anniversary: Each successive three-month anniversary of the Effective Date.

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   Target Anniversary Date: An anniversary of the Effective Date specified in the Schedule Supplement on which the Periodic Value may be increased if no Lifetime Withdrawals have been made up to and including that date.

   Transfer Account: Account Value is transferred to and from the Transfer Account, as determined by the Transfer Calculation Formula. The Transfer Account and the Transfer Calculation Formula are set forth in the Schedule Supplement.

   Transfer Calculation Formula: A formula which we use to determine whether assets should be transferred to and from the Transfer Account. The Transfer Calculation Formula is set forth in the Schedule Supplement.

   Withdrawal(s): Withdrawals of any type (including free withdrawals and partial withdrawals) before the application of any applicable Contingent Deferred Sales Charge or other charge applicable upon a Withdrawal.

Other capitalized terms in this Rider are either defined in this Rider or in the Annuity.

Owner, Annuitant and Beneficiary Designations: For purposes of electing and maintaining this Rider, the designations under your Annuity must be as follows:

For a Single Designated Life:

       If the Owner is a natural person, the Owner must also be the Annuitant and the Single Designated Life. If the Owner is an entity that we permit, the Annuitant must be the Single Designated Life. You may not name multiple Owners if a Single Designated Life is listed in the Schedule Supplement.

For Spousal Designated Lives:

       Such persons must be each other's spouse at the time this Rider is elected. If the Owner is a natural person, he/she must be the Annuitant, and one of the Spousal Designated Lives. The sole primary Beneficiary must be the other Spousal Designated Life for as long as the first Spousal Designated Life Owner is alive. If two Owners are named, each must be a Spousal Designated Life. No additional Owners may be named. At the time this Rider is elected, each Owner must be designated as the other Owner's primary Beneficiary. If the Owner is an entity that we permit, the Annuitant must be a Spousal Designated Life, and the Annuitant's spouse must be the other Spousal Designated Life. This benefit cannot be utilized when the Owner is an entity unless we allow for the continuation of the Annuity and this Rider by the Remaining Designated Life after the First Death.

For a Remaining Designated Life:

       Such person must be a natural person and must have been listed as one of the Spousal Designated Lives when this Rider was elected. A Spousal Designated Life will become the Remaining Designated Life on the earlier of the First Death, or divorce from the other Spousal Designated Life while this Rider is in effect. In the event of the divorce of the Spousal Designated Lives, and the resulting removal of one of the Spousal Designated Lives as an Owner, Annuitant or Beneficiary under the Annuity, the other Spousal Designated Life will become the Remaining Designated Life under this Rider if we receive notice of the divorce, and any other documentation we require, in Good Order, at the Service Office. Any new Beneficiary(ies) named by the Remaining Designated Life will not be a Spousal Designated Life.

While this Rider is in effect, a change in the Single Designated Life, Spousal Designated Lives, or Remaining Designated Life will cause this Rider to terminate, as described in the "Termination of Benefits" section. As a result, your ability to make changes to Owner/Annuitant designations may be restricted. You may name a new Beneficiary(ies), subject to the other limitations on Beneficiary designations noted above with respect to Spousal Designated Lives and a Remaining Designated Life. However, such new Beneficiary(ies) will not be a Spousal Designated Life, and would therefore result in the Rider terminating at the death of the Remaining Designated Life.

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Please note that you have the spousal version of this Rider only if there are
Spousal Designated Lives listed on the Schedule Supplement.

                          Protected Withdrawal Value

The Protected Withdrawal Value is used to calculate the initial Annual Income Amount. It is also one of the factors used for calculating the charge for the Rider. The Protected Withdrawal Value is a value calculated solely for purposes of this Rider.

On the Effective Date, the Protected Withdrawal Value is equal to your Account Value. On each Valuation Day thereafter, until the date of the first Lifetime Withdrawal, the Protected Withdrawal Value is equal to the "Periodic Value".

Protected Withdrawal Value Before The First Lifetime Withdrawal

Periodic Value: The Periodic Value initially is equal to the Account Value on the Effective Date. On each Valuation Day thereafter, until the first Lifetime Withdrawal, we recalculate the Periodic Value.

       (1)Periodic Value on or Before The Roll-Up End Date

          If the Valuation Day (the "Current Valuation Day") is on or before the Roll-Up End Date, on the day that we recalculate the Periodic Value, the Periodic Value is equal to the greatest of:

          (a)the Periodic Value for the immediately preceding Valuation Day (the "Prior Valuation Day"), appreciated at the daily equivalent of the Roll-Up Rate during the calendar day(s) between the Prior Valuation Day and the Current Valuation Day (i.e., one day for successive Valuation Days, but more than one calendar day for Valuation Days that are separated by weekends and/or holidays), plus the amount of any Adjusted Purchase Payment and reduced for any Non-Lifetime Withdrawal made on the Current Valuation Day;

          (b)the Account Value; and

          (c)the value, if any, of the Target Anniversary Date calculation (as described below).

          The Roll-Up Rate and the Roll-Up End Date are shown in the Schedule Supplement.

       (2)Periodic Value After the Roll-Up End Date

          If the Current Valuation Day is after the Roll-Up End Date, on the Current Valuation Day, the Periodic Value is equal to the greatest of:

          (a)the Periodic Value for the immediately preceding Valuation Day plus the amount of any Adjusted Purchase Payment and reduced for any Non-Lifetime Withdrawal made on the Current Valuation Day;

          (b)the Unadjusted Account Value; and

          (c)the value, if any, of the Target Anniversary Date calculation (as described below).

Target Anniversary Date Calculation

If the Current Valuation Day is on a Target Anniversary Date (or the next Valuation Day, if that Target Anniversary Date is not a Valuation Day), and if no Lifetime Withdrawals have been taken up to and including the Target Anniversary Date, the Target Anniversary Date calculation will equal the sum of:

          I. the Guaranteed Base Value (adjusted for any Non-Lifetime Withdrawal) multiplied by the applicable Guaranteed Base Value Multiplier; and

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           II.all Adjusted Purchase Payments (adjusted for any Non-Lifetime
              Withdrawal) made more than one year following the Effective Date up to the Current Valuation Day.

       The Target Anniversary Dates and Guaranteed Base Value Multipliers, if any, are shown in the Schedule Supplement.

Protected Withdrawal Value After The First Lifetime Withdrawal

Once the first Lifetime Withdrawal is made after the Effective Date, the Protected Withdrawal Value at any time is equal to the greater of:

    (1)the Protected Withdrawal Value on the date of the first Lifetime Withdrawal, increased for subsequent Adjusted Purchase Payments and reduced for subsequent Lifetime Withdrawals; and

    (2)the highest daily Unadjusted Account Value upon any Step-Up, increased for subsequent Adjusted Purchase Payments and reduced for subsequent Lifetime Withdrawals. Please refer to the "Step-Ups" and "Impact of Lifetime Withdrawals" sections below for details.

                             Annual Income Amount

We guarantee that, subject to the limits and conditions outlined in this Rider, each Annuity Year you may take an income amount ("Annual Income Amount") as one or multiple Lifetime Withdrawals.

The initial Annual Income Amount is determined at the time of the first Lifetime Withdrawal by applying the applicable Annual Income Percentage shown in the Schedule Supplement to the Protected Withdrawal Value on the date of the first Lifetime Withdrawal. The applicable Annual Income Percentage is based on the attained age of the Single Designated Life, or the younger of the Spousal Designated Lives, on the date of the first Lifetime Withdrawal. If you have elected this Rider with Spousal Designated Lives, and one of the Spousal Designated Lives becomes the Remaining Designated Life, we will continue to use the date of birth of the younger of both of the original Spousal Designated Lives for purposes of calculating the applicable Annual Income Percentage.

After the first Lifetime Withdrawal, the Annual Income Amount is adjusted for subsequent Adjusted Purchase Payments and Lifetime Withdrawals, as described in the "Additional Purchase Payment(s) after your First Lifetime Withdrawal" and "Impact of Lifetime Withdrawals" sections below. In addition, your Annual Income Amount may also be increased on Annuity Anniversaries by Step-Ups. Step-Ups are described in the following "Step-Ups" section.

Step-Ups: Beginning on the first Annuity Anniversary after the first Lifetime Withdrawal, and on every Annuity Anniversary thereafter, we will automatically step up your Annual Income Amount if the value resulting from applying the applicable Annual Income Percentage shown in the Schedule Supplement to the highest daily Account Value (as measured on each Valuation Day since the later of the first Lifetime Withdrawal or the last Annuity Anniversary), adjusted for any subsequent Withdrawals and any additional Adjusted Purchase Payments, results in an amount greater than your current Annual Income Amount.

For Step-Up purposes, the applicable Annual Income Percentage is based on the attained age of the Single Designated Life, or the younger of the Spousal Designated Lives, at the time the Step-Up occurs. If the Annuity Anniversary on which a Step-Up would occur is not a Valuation Day, the Step-Up will occur on the next Valuation Day.

We may, at the time of a Step-Up, increase the charge for this Rider to the then-current charge we apply for new elections of this Rider. We will notify you of the increase in charge prior to our implementing any such increase, and you must notify us in Good Order if you wish to opt out of this automatic step-up feature based on our procedures at the time of notification. You are only permitted to opt out of the automatic step-up feature if the charge increases. Once you opt out of the automatic step-up feature, you will not participate in any future step-up opportunities unless you re-elect the automatic step-up feature. To re-elect the feature, you must notify us in Good Order. Upon re-election of this feature, you will be subject to the then-current charge we apply to new elections of this Rider.

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Impact of a Non-Lifetime Withdrawal: A Non-Lifetime Withdrawal will proportionally reduce the guarantees provided under this Rider based on the percent that Withdrawal amount represents of the Account Value immediately prior to the Withdrawal. These guarantees are the Protected Withdrawal Value, the Highest Annual Death Benefit Amount, and all future applicable Periodic Value guarantees at the Target Anniversary Date(s) shown in the Schedule Supplement.

Impact of Lifetime Withdrawals: Any Lifetime Withdrawals reduce the remaining Annual Income Amount available during an Annuity Year by the amount of each Withdrawal. Lifetime Withdrawals in an Annuity Year that, in total, do not exceed the Annual Income Amount for that Annuity Year do not reduce the Annual Income Amount in subsequent Annuity Years. The Protected Withdrawal Value is reduced by the amount of each Lifetime Withdrawal that does not exceed the Annual Income Amount for that Annuity Year.

All or any portion of a Lifetime Withdrawal that exceeds the Annual Income Amount for that Annuity Year is considered "Excess Income". Each Withdrawal of Excess Income that occurs once you have withdrawn that Annuity Year's Annual Income Amount reduces the Annual Income Amount proportionally. Each proportional reduction is calculated by multiplying the Annual Income Amount by the ratio of the Excess Income to the Account Value immediately subsequent to the Withdrawal of any Annual Income Amount and prior to the Withdrawal of the Excess Income (even if both Withdrawals occurred in the same day or as one Withdrawal request). Each Withdrawal of Excess Income also reduces the Protected Withdrawal Value by the same proportion.

No Contingent Deferred Sales Charge is applicable to any Lifetime Withdrawal that is less than or equal to the Annual Income Amount, even if the total amount of such Withdrawals in any Annuity Year exceeds any maximum free withdrawal amount described in the Annuity. Such Lifetime Withdrawals are not treated as Withdrawals of Purchase Payments. Each Withdrawal of Excess Income is subject to any applicable Contingent Deferred Sales Charge.

Withdrawal Flexibility: Lifetime Withdrawals are not required. However, the Annual Income Amount is not increased in subsequent Annuity Years if you decide not to take a Lifetime Withdrawal in an Annuity Year or take Lifetime Withdrawals in an Annuity Year that in total are less than the Annual Income Amount.

Additional Purchase Payment(s) after your First Lifetime Withdrawal: Before your Account Value is reduced to zero, you may make additional Purchase Payments, subject to the "Purchase Payment(s) Limitation" provision below. We will not accept additional Purchase Payments once the Account Value becomes zero. The Annual Income Amount is increased by an amount obtained by applying the applicable Annual Income Percentage shown in the Schedule Supplement to the Adjusted Purchase Payment. The applicable Annual Income Percentage is based on the attained age of the Single Designated Life, or the younger of the Spousal Designated Lives, on the date of the first Lifetime Withdrawal after the Effective Date. The Protected Withdrawal Value is increased by the amount of each Adjusted Purchase Payment.

Purchase Payment(s) Limitation: While this Rider is in effect, we may limit, restrict, suspend or reject any additional Purchase Payment at any time, on a non-discriminatory basis. Circumstances where we may limit, restrict, suspend or reject additional Purchase Payments include, but are not limited to, the following:

    . if we determine that, as a result of the timing and amounts of your additional Purchase Payments and Withdrawals, the Annual Income Amount is being increased in an unintended fashion. Among the factors we will use in making a determination as to whether an action is designed to increase the Annual Income Amount in an unintended fashion is the relative size of additional Purchase Payment(s);

    .  if we are not then offering this benefit for new issues; or

    .  if we are offering a modified version of this benefit for new issues.

We will exercise such reservation of right for all annuity purchasers in the same class of annuity, in a non-discriminatory manner.

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Required Minimum Distributions: Unless designated as a Non-Lifetime Withdrawal, a Required Minimum Distribution is considered a Lifetime Withdrawal from the Annuity. The following rules apply to determine if any portion of a Required Minimum Distribution amount will be treated as Excess Income:

   For purposes of this provision, in relation to any Annuity Year, the "Second Calendar Year" is the calendar year following the calendar year in which the Annuity Year began.

   In general, Withdrawals made from the Annuity during an Annuity Year to meet the Required Minimum Distribution provisions of the Internal Revenue Code will not be treated as Excess Income.

   However, if in any Annuity Year, you take a Lifetime Withdrawal in the Second Calendar Year, then the amount which will not be treated as Excess Income is the greater of:

   (i) the remaining Annual Income Amount for that Annuity Year, and

   (ii) the difference between the Second Calendar Year's remaining Required Minimum Distribution amount and the Annual Income Amount.

   Any remaining Required Minimum Distribution amount for the Second Calendar Year can be taken in the following Annuity Year.

   If, in any Annuity Year, your Required Minimum Distribution amount is not greater than the Annual Income Amount, any Withdrawals in excess of the Annual Income Amount will be treated as Excess Income.

For purposes of this provision, Required Minimum Distributions are determined based on the value of this Annuity, and do not include the value of any other annuities, savings or investments subject to the Required Minimum Distribution rules. In any year in which the requirement to take Required Minimum Distributions is suspended by law, we reserve the right, regardless of any position taken on this issue in a prior year, to treat any amount that would have been considered as a Required Minimum Distribution if not for the suspension as eligible for treatment under this provision.

                              Guarantee Payments

Once your Account Value is reduced to zero, we subsequently make Guarantee Payments, as long as any Excess Income has not reduced the Annual Income Amount to zero, until the death of the Single Designated Life, the simultaneous deaths of both Spousal Designated Lives, or the death of the Remaining Designated Life, as applicable. In the Annuity Year in which your Account Value is reduced to zero, the only Guarantee Payment due, if any, equals the Annual Income Amount not yet withdrawn in that Annuity Year. In subsequent Annuity Years, the Guarantee Payment equals the Annual Income Amount in effect as of the date the Account Value is reduced to zero.

Unless you request an alternate mode of payment we make available, we make such Guarantee Payments once each Annuity Year.

We will commute any Guarantee Payments due and pay you a lump sum if the total Guarantee Payment due each Annuity Year is less than the Minimum Guarantee Payment amount shown in the Schedule Supplement. We commute the Guarantee Payments in a manner equivalent to commuting payments for:

    . a joint life and last survivor fixed annuity if both Spousal Designated Lives are living and each other's spouse when Guarantee Payments would begin, or

    . a single life fixed annuity if there is a Remaining Designated Life under this Rider, or if this Rider was issued with a Single Designated Life.

We use the same basis that is used to calculate the guaranteed annuity rates in the Annuity.

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Guarantee Payments end on the date of death of: the Single Designated Life or the Remaining Designated Life.

                               Annuity Payments

If annuity payments are to begin under the terms of the Annuity, you can elect to either:

       (1)apply your Account Value, less any applicable Tax Charges, to any annuity payment option available in the "Annuity Payout Options" section of the Annuity; or

       (2)request that, as of the date annuity payments are to begin, we make annuity payments each Annuity Year equal to the Annual Income Amount. We will continue to make such payments until the death of the Single Designated Life or the Remaining Designated Life. If this option is elected, the Annual Income Amount will not increase after annuity payments have begun.

We must receive your request at our Service Office in Good Order. If annuity payments are to begin under the terms of the Annuity and you have not made an election, we will make annual annuity payments as:

    . a joint life and last survivor fixed annuity if both Spousal Designated Lives are living and each other's spouse on the date annual annuity payments would begin, or

    . as a single life fixed annuity if there is a Remaining Designated Life under this Rider, or this Rider was issued to a Single Designated Life,

each with ten payments certain (or a lesser number of payments certain if the life expectancy of the Annuitant at the time payments are to begin is less than 10 years, based on applicable Internal Revenue Service tables) using the same basis that is used to calculate the greater of the annuity rates then currently available or the annuity rates guaranteed in the Annuity.

The amount that will be applied to provide such annuity payments under the default annuity payment option will be the greater of:

       (1)the present value of future Annual Income Amount payments. Such present value will be calculated using the same basis that is used to calculate the greater of the current and the guaranteed annuity rates in the Annuity; and

       (2)the Account Value.

Once we receive your election to commence annuity payments, or we make the first payment under a default annuity payment option provision, we will only make annuity payments guaranteed under the specific annuity payment option, and the annuity payment option cannot be changed.

We may limit the length of any annuity payout option, including but not limited to any default option and any period certain, to conform to applicable tax law and to satisfy the Required Minimum Distribution rules.

If no Lifetime Withdrawal was ever taken, we will determine a Protected Withdrawal Value and calculate an Annual Income Amount as if you made your first Lifetime Withdrawal on the date we transfer all Account Value in order to begin annuity payments.

Once annuity payments begin under the terms of the Annuity or this Rider, the Highest Annual Death Benefit feature described below will terminate.

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                         Highest Annual Death Benefit

While this Rider is in effect, and until Guarantee Payments or annuity payments have begun, a Death Benefit is payable upon the death of the Single Designated Life or the Remaining Designated Life as follows:

    . If a Single Designated Life is listed in the Schedule Supplement, a Death Benefit will be payable when we receive Due Proof of Death of the Single Designated Life.

    . If Spousal Designated Lives are listed in the Schedule Supplement, a Death Benefit is payable when we receive Due Proof of Death of the Remaining Designated Life.

The Death Benefit payable is the greatest of: (i) the Basic Death Benefit described in the "Death Benefit" section of the Annuity, if applicable,
(ii) any applicable Death Benefit provided in a Death Benefit Rider made a part of the Annuity and in effect on the decedent's date of death, and (iii) the Highest Annual Death Benefit Amount described below.

Highest Annual Death Benefit Amount: On the Effective Date, the Highest Annual Death Benefit Amount is equal to the Account Value. Thereafter, on each day up to and including the date of death of the Single Designated Life or the Remaining Designated Life, as applicable, the Highest Annual Death Benefit Amount is equal to the greater of:

    (1)The Account Value on that day, or

    (2)The Highest Annual Death Benefit Amount on the most recent anniversary of the Effective Date,

       . increased by the amount of any Adjusted Purchase Payments made since that anniversary, and

       . reduced by the effect of any Withdrawals made since that anniversary (as described below).

On each anniversary of the Effective Date, up to and including the date of death of the Single Designated Life or the Remaining Designated Life, the Highest Annual Death Benefit Amount is compared to the Account Value on that anniversary. If the Account Value is greater than the Highest Annual Death Benefit Amount, the Highest Annual Death Benefit Amount is increased to equal the Account Value.

A Non-Lifetime Withdrawal will proportionally reduce the Highest Annual Death Benefit Amount by the ratio of the Non-Lifetime Withdrawal to the Account Value immediately prior to the Non-Lifetime Withdrawal. A Lifetime Withdrawal that is not considered Excess Income, as described in this Rider, will reduce the Highest Annual Death Benefit Amount by the amount of the Withdrawal. All or a portion of a Lifetime Withdrawal that is considered Excess Income will proportionally reduce the Highest Annual Death Benefit Amount by the ratio of the Excess Income to the Account Value immediately prior to the Withdrawal of the Excess Income.

The Highest Annual Death Benefit will be calculated on the date of death of the Single Designated Life or the Remaining Designated Life, as applicable, and will be:

       . increased by the amount of any additional Adjusted Purchase Payments, and

       . reduced by the effect of any Withdrawals (as described in the preceding paragraph),

made during the period between the decedent's date of death and the date we receive Due Proof of Death.

Two-Year Suspension Period: If there is a change of Owner or Annuitant more than 60 days after the Issue Date of the Annuity, other than as a result of Spousal Continuation, resulting in a change in the person upon whose death a Death Benefit is determined, any Death Benefit provided in a Death Benefit Rider made a part of the Annuity, and the Highest Annual Death Benefit provided under this Rider are suspended as to that person for a two-year period from the date he or she first became an Owner or

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Annuitant under the terms of the Annuity. After the suspension period is completed, the Death Benefit is the same as if such person had been an Owner or Annuitant on the Issue Date. During the Two-Year Suspension Period, the Death Benefit is the Basic Death Benefit described in the "Death Benefit" section of the Annuity.

Spousal Continuation: For purposes of this Rider the "Spousal Continuation" provision of the Annuity, as modified by any Death Benefit Rider made a part of the Annuity, is supplemented as follows:

    . If the Highest Annual Death Benefit is not payable upon the death of a Spousal Designated Life, and the Remaining Designated Life chooses to continue the Annuity, this Rider will remain in force unless we are instructed otherwise.

    . If a Death Benefit is not payable upon the death of a Spousal Designated Life (e.g., if the first of the Spousal Designated Lives to die is the Beneficiary but not an Owner), this Rider will remain in force unless we are instructed otherwise.

Other Death Benefit Provisions: All other provisions applicable to the Death Benefit described in your Annuity continue to apply, unless specifically indicated in this Rider.

The Highest Annual Death Benefit is available only until Guarantee Payments or annuity payments begin under the terms of this Rider or the Annuity. Once Guarantee Payments or annuity payments begin, the Highest Annual Death Benefit feature of this Rider will terminate.

                   General Provisions Relating to this Rider

Misstatement of Age or Sex: For purposes of this Rider, the following sentence is added to the "Misstatement of Age or Sex" section of the Annuity:

       If there has been a misstatement of the age and/or sex of a Single Designated Life or Spousal Designated Life upon whose life the guarantees under this Rider are based, we make adjustments to any charges, availability and any benefits payable under this Rider to conform to the facts.

Minimum Surrender Value: Any provision in the Annuity requiring there be a minimum Surrender Value or Account Value as of the date of any Lifetime Withdrawal is waived while this Rider is in effect.

Investment Requirements: While this Rider is in effect, your entire Account Value must be allocated to only those Investment Options we permit, except as explained in the "Transfers to and from the Transfer Account" section below. In addition, you may be required to maintain all or a portion of your Account Value in accordance with an asset allocation model. If, subsequent to your election of this benefit, we change our requirements as to how Account Value must be allocated, the new requirements will apply to new elections of the benefit. We will not require you to re-allocate your Account Value in accordance with our newly-adopted investment requirements.

The Schedule Supplement contains the investment requirements and a listing of the Investment Options available for allocation of Account Value as of the Effective Date. Any changes in the investment requirements or available Investment Options will first be approved by the Superintendent of Financial Services. The investment requirements described in this section will cease to apply upon termination of this Rider.

Transfer Account: We monitor the investment performance of your Account Value each Valuation Day to determine if we need to transfer any portion of your Account Value to or from the Transfer Account to maintain the guarantees provided by this benefit. We transfer Account Value to or from the Transfer Account, and we only maintain Account Value in the Transfer Account to the extent dictated by the Transfer Calculation Formula. You are not permitted to allocate amounts to the Transfer Account.

To the extent permitted by law, we reserve the right at any time to use a Transfer Account that differs from the one that was available when your Rider became effective. We may establish different Transfer Accounts for different classes of annuity purchasers and for different annuities.

P-RID-HD-HAB(2/13)-NY                9

Transfers to and from the Transfer Account: On each Valuation Day, including the Effective Date, the Transfer Calculation Formula shown in the Schedule Supplement is used to determine whether any portion of your Account Value is to be transferred to or from the Transfer Account. At any given time, some, most or none of your Account Value may be allocated to the Transfer Account, as dictated by the Transfer Calculation Formula. You are not permitted to transfer amounts to or from the Transfer Account. Unless you are participating in any asset allocation program for which we are providing administrative support, the formula allocates any amount transferred from the Transfer Account to the elected Sub-accounts pro-rata based on the Account Values in such Sub-accounts at that time. If, prior to the transfer from the Transfer Account, the Account Value in the elected Sub-accounts is zero, the transfer will be allocated according to your most recent allocation instructions. If you are then participating in any such asset allocation program, we allocate the transferred amount in accordance with the then-current percentages for that asset allocation program. Transfers to the Transfer Account will be taken pro-rata first from the elected Sub-accounts. Transfers to and from the Transfer Account do not count against the number of free transfers you may make during an Annuity Year.

Withdrawals: Any Withdrawals from the Annuity while this Rider is in effect will be taken pro-rata from the elected Sub-accounts, and the Transfer Account.

Charge for the Rider: The charge for this Rider depends on whether you have named a Single Designated Life or Spousal Designated Lives. The charge is deducted on each Quarterly Anniversary, and is based on the greater of the Account Value and the Protected Withdrawal Value calculated on the last Valuation Day prior to the Quarterly Anniversary, at the quarterly equivalent of the applicable annualized rate. On the Effective Date, the applicable rate(s) is as shown in the Schedule Supplement.

The charge is deducted pro-rata from each elected Sub-account and the Transfer Account, to the extent to which the Account Value in the Annuity is allocated to any of them, until Withdrawals reduce the Account Value to zero, or this Rider terminates. Except as described below, if deduction of the charge would result in the Account Value falling below the Account Value "Floor" shown in the Schedule Supplement, we will deduct only that portion of the charge that would not cause the Account Value to fall below the Account Value "Floor." If the entire Account Value is less than the Account Value "Floor" when we would deduct a charge for this Rider, then no charge will be deducted for that quarter. If a charge for this Rider would be deducted on the same day we process a Withdrawal request, the charge for this Rider will be deducted first, subject to the provisions of this paragraph, then the Withdrawal will be processed. The Withdrawal could cause the Account Value to fall below the Account Value "Floor." While deduction of the charge (other than the final charge) may not reduce the Account Value to zero, Withdrawals may reduce the Account Value to zero.

The charge for the Rider will not be treated as a Withdrawal for purposes of this Rider. The charge does not reduce the Protected Withdrawal Value, the Highest Annual Death Benefit Amount, or any previously established highest daily Account Value described in the "Step-Ups" section. Upon any Step-Up, we may increase the charge if the charge for the Rider at the time of the Step-Up has increased. Any new charge resulting from the Step-Up is based on charges applicable to annuity purchasers of the same class of Annuity. See the "Step-Ups" section for more details.

We cease to deduct a charge for the Rider after it terminates in accordance with the "Termination of Benefits" section below. In the event this Rider terminates for any reason other than death or annuitization, we will deduct a final charge upon termination, based on the number of days since the most recent charge for the Rider was deducted. This final charge will be deducted even if it results in the Account Value falling below the Account Value "Floor."

Facility of Payment: We reserve the right, in settlement of full liability, to make Guarantee Payments to a guardian, relative, or other person deemed eligible by us if a Designated Life payee is deemed to be legally incompetent, as permitted by law.

Proof of Survival: Any Guarantee Payment is subject to evidence we receive in Good Order that the Single Designated Life, at least one Spousal Designated Life, or the Remaining Designated Life is then alive. We may withhold such Guarantee Payments until we receive such evidence or evidence satisfactory to us of the life of the Single Designated Life, at least one Spousal Designated Life or the

P-RID-HD-HAB(2/13)-NY                10

Remaining Designated Life. We credit interest on such withheld Guarantee Payments at the rate required by law. Should we subsequently determine withheld Guarantee Payments are payable, we will pay the withheld Guarantee Payments and any applicable interest credited in a lump sum.

Recovery of Excess Guarantee Payments: We may recover from you or your estate any Guarantee Payments made after the death of the Single Designated Life or the Remaining Designated Life.

Termination of Benefits: You may terminate this Rider at any time upon notification to us in Good Order. Upon the termination of this Rider, we transfer any remaining Account Value from the Transfer Account. Unless you are participating in an asset allocation program for which we are providing administrative support, we allocate the transferred amount to the elected Sub-accounts pro-rata based on the Account Values in such Sub-accounts at that time. If, prior to the transfer from the Transfer Account, the Account Value in the elected Sub-accounts is zero, the transfer will be allocated according to your most recent allocation instructions. If you are then participating in any such asset allocation program, we allocate the transferred amount in accordance with the then-current percentages for that asset allocation program.

Benefits pursuant to this Rider terminate upon the first to occur of the following events:

       (1)we process a termination of this Rider, and/or your request for full surrender of the Annuity. If the Annuity is otherwise still in effect, we will consider you to have elected to remain in any applicable asset allocation program then in effect, or in the Investment Options that we require for the Rider, other than the Transfer Account, unless you instruct us otherwise;

       (2)the date of receipt of Due Proof of Death of the First Death who is an Owner (or who is the Annuitant, if the Annuity is entity-owned), if the Remaining Designated Life elects not to continue the Annuity;

       (3)the date of receipt of Due Proof of Death of the Owner (or the Annuitant, if the Annuity is entity-owned) if the surviving spouse is not eligible to continue the benefit because such spouse is not a Spousal Designated Life and there is any Account Value on the date of death;

       (4)the date of receipt of Due Proof of Death of the Single Designated Life or the Remaining Designated Life if a Death Benefit is payable under the Highest Annual Death Benefit provisions of this Rider;

       (5)the date of death of the Single Designated Life or the Remaining Designated Life when Account Value is reduced to zero as of the date of death;

       (6)if there is any Account Value on the Annuity Date, or if earlier, the date we transfer all Account Value in order to begin annuity payments;

       (7)each of the Account Value and the Annual Income Amount is zero;

       (8)we process a request to change any designation of the Annuity that either results in a violation of the "Owner, Annuitant and Beneficiary Designations" section of this Rider or the Annuity, or if we do not then consent, on a non-discriminatory basis, to continue the Rider; and

       (9)the date you first allocate or transfer any portion of your Account Value to any Sub-account(s) to which you are not permitted to electively allocate or transfer Account Value.

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

                             /s/ Joseph D. Emanuel
                             ----------------------
                                   Secretary

P-RID-HD-HAB(2/13)-NY                11

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                            [213 Washington Street
                           Newark, New Jersey 07102]

    HIGHEST DAILY LIFETIME INCOME v[2.1] WITH HIGHEST ANNUAL DEATH BENEFIT
                              SCHEDULE SUPPLEMENT

Annuity Number: [001-0001]

Effective Date of the Highest Daily Lifetime Income v[2.1] with Highest Annual Death Benefit Rider: [Issue Date of the Annuity]

[[Single][Spousal] Designated [Life][Lives]:

        [John Doe]         Date of Birth: [February 1, 1945]
        [Mary Doe]         Date of Birth: [January 1, 1946]

Roll-Up Rate: [5.00% per year]

Roll-Up Rate End Date: [The date up to and including the [10/th/] Anniversary of the Effective Date]

Annual Income Percentage:

         Attained Age of       Annual     Attained Age of      Annual
         Single Designated     Income     Younger Spousal      Income
               Life          Percentage   Designated Life    Percentage
         -----------------   ---------- -------------------- ----------
        [50 - less than 55        [3.0% [ 50 - less than 55       [2.5%
        55 - less than 59.5        3.5% 55 - less than 59.5        3.0%
        59.5 - less than 65        4.0% 59.5 - less than 65        3.5%
        65 - less than 70          4.5% 65 - less than 70          4.0%
        70 - less than 85          5.0% 70 - less than 85          4.5%
        85 or more]               6.0%] 85 or more]               5.5%]

Minimum Guarantee Payment: [$100]

Target Anniversary Date(s): [Not Applicable]

Guaranteed Base Value Multiplier: [Not Applicable]

Transfer Account: [AST Investment Grade Bond Portfolio]. If this portfolio is discontinued, we will substitute a successor portfolio, if there is one. Otherwise, we will substitute a comparable portfolio. We will obtain any required regulatory approvals prior to substitution of the portfolio.

Charge for the Rider: You have elected this Rider on a [Single Designated Life] [Spousal Designated Lives] basis. Therefore the charge for the Rider is an annualized rate of [1.50] [1.60]%.

Account Value "Floor": The lesser of [$500] or [5%] of the sum of the Account Value on the Effective Date and any subsequent Adjusted Purchase Payments.

P-SCH-HD-HAB(2/13)-NY                1

    HIGHEST DAILY LIFETIME INCOME v[2.1] WITH HIGHEST ANNUAL DEATH BENEFIT
                        SCHEDULE SUPPLEMENT (Continued)

                         TRANSFER CALCULATION FORMULA

The following are the Terms and Definitions referenced in the Transfer Calculation Formula:

  . C\\u\\ the upper target is established on the Effective Date and is not changed for the life of the guarantee.

  . C\\us\\ the secondary upper target is established on the Effective Date and is not changed for the life of the guarantee.

  . C\\t\\ the target is established on the Effective Date and is not changed for the life of the guarantee.

  . C\\l\\ the lower target is established on the Effective Date and is not changed for the life of the guarantee.

  . L       the target value as of the current Valuation Day.

  . r       the target ratio.

  . a the factors used in calculating the target value. These factors are established on the Effective Date and are not changed for the life of the guarantee.

  . V       the total value of all elected Sub-accounts in the Annuity.

  . B       the total value of all Transfer Account allocations.

  . P the Income Basis. Prior to the first Lifetime Withdrawal, the Income Basis is equal to the Protected Withdrawal Value calculated as if the first Lifetime Withdrawal were taken on the date of calculation. After the first Lifetime Withdrawal, the Income Basis equals the greatest of (1) the Protected Withdrawal Value on the date of the first Lifetime Withdrawal, increased for subsequent additional Adjusted Purchase Payments and adjusted proportionally for Excess Income*; and (2) the Protected Withdrawal Value on any Anniversary of the Issue Date subsequent to the first Lifetime Withdrawal, increased for subsequent additional Adjusted Purchase Payments and adjusted proportionally for Excess Income* and (3) any highest daily Account Value occurring on or after the later of the immediately preceding Anniversary of the Issue Date, or the date of the first Lifetime Withdrawal, and prior to or including the date of this calculation, increased for additional Adjusted Purchase Payments, and adjusted for Withdrawals, as described in the Rider.

  . T       the amount of a transfer into or out of the Transfer Account.

  . T\\M\\  the amount of a monthly transfer out of the Transfer Account.

* Note: Lifetime Withdrawals that are not considered Withdrawals of Excess Income, as defined in the Rider, do not reduce the Income Basis.

Daily Target Value Calculation:

On each Valuation Day, a target value (L) is calculated, according to the following formula.

   L = 0.05 * P * a

Daily Transfer Calculation:

The following formula, which is set on the Effective Date and is not changed for the life of the guarantee, determines when a transfer is required:

   Target Ratio r = (L - B) / V

       . If on the third consecutive Valuation Day r > C\\u\\ and r < C\\us\\ or if on any day r > C\\us\\ and transfers have not been suspended due to the 90% Cap Rule, assets in the elected Sub-accounts are transferred to the Transfer Account in accordance with the "Transfers to and from the Transfer Account" section of the Rider.

       . If r < C\\l\\, and there are currently assets in the Transfer Account (B > 0), assets in the Transfer Account are transferred to the elected Sub-accounts in accordance with the "Transfers to and from the Transfer Account" section of the Rider.

P-SCH-HD-HAB(2/13)-NY                2

     HIGHEST DAILY LIFETIME INCOME v2.1 WITH HIGHEST ANNUAL DEATH BENEFIT
                        SCHEDULE SUPPLEMENT (Continued)

90% Cap Rule: If, on any Valuation Day this Rider remains in effect, a transfer into the Transfer Account occurs which results in 90% of the Account Value being allocated to the Transfer Account, any transfers into the Transfer Account will be suspended, even if the formula would otherwise dictate that a transfer into the Transfer Account should occur. Transfers out of the Transfer Account and into the elected Sub-accounts will still be allowed. The suspension will be lifted once a transfer out of the Transfer Account occurs due either to a Daily or Monthly Transfer Calculation. Due to the performance of the Transfer Account and the elected Sub-accounts, the Account Value could be more than 90% invested in the Transfer Account.

The following formula, which is set on the Effective Date and is not changed for the life of the guarantee, determines the transfer amount:

   T = Min (MAX (0, (0.90 * (V + B)) - B), [L - B - V * C\\t\\] / (1 - C\\t\\))
   (Money is transferred from the elected Sub-accounts to the Transfer Account)

   T = {Min (B, - [L - B - V * C\\t\\] / (1 - C\\t\\))}
   (Money is transferred from the Transfer Account to the elected Sub-accounts)

Monthly Transfer Calculation:

On each monthly anniversary of the Issue Date and following the Daily Transfer Calculation, the following formula determines if a transfer from the Transfer Account to the elected Sub-Accounts will occur:

If, after the Daily Transfer Calculation is performed,

{Min (B, .05 * (V + B))} < (C\\u\\* V - L + B)/(1 - C\\u\\), then

T\\M\\ = {Min (B, .05 * (V + B))}
(Money is transferred from the Transfer Account to the elected Sub-accounts.)

Targets referenced in the Transfer Calculation Formula:

C\\u\\ =[83%
C\\us\\ = 84.5%
C\\t\\ = 80%
C\\l\\ = 78%]

P-SCH-HD-HAB(2/13)-NY                3

    HIGHEST DAILY LIFETIME INCOME v[2.1] WITH HIGHEST ANNUAL DEATH BENEFIT
                        SCHEDULE SUPPLEMENT (Continued)

     "a" Factors used in Calculating the Target Value (in Years and Months since the Effective Date shown above)

Years  Months 1   2     3     4     5     6     7     8     9    10    11      12
-----  -------- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- -----
 [1     15.34   15.31 15.27 15.23 15.20 15.16 15.13 15.09 15.05 15.02 14.98 14.95
  2     14.91   14.87 14.84 14.80 14.76 14.73 14.69 14.66 14.62 14.58 14.55 14.51
  3     14.47   14.44 14.40 14.36 14.33 14.29 14.26 14.22 14.18 14.15 14.11 14.07
  4     14.04   14.00 13.96 13.93 13.89 13.85 13.82 13.78 13.74 13.71 13.67 13.63
  5     13.60   13.56 13.52 13.48 13.45 13.41 13.37 13.34 13.30 13.26 13.23 13.19
  6     13.15   13.12 13.08 13.04 13.00 12.97 12.93 12.89 12.86 12.82 12.78 12.75
  7     12.71   12.67 12.63 12.60 12.56 12.52 12.49 12.45 12.41 12.38 12.34 12.30
  8     12.26   12.23 12.19 12.15 12.12 12.08 12.04 12.01 11.97 11.93 11.90 11.86
  9     11.82   11.78 11.75 11.71 11.67 11.64 11.60 11.56 11.53 11.49 11.45 11.42
 10     11.38   11.34 11.31 11.27 11.23 11.20 11.16 11.12 11.09 11.05 11.01 10.98
 11     10.94   10.90 10.87 10.83 10.79 10.76 10.72 10.69 10.65 10.61 10.58 10.54
 12     10.50   10.47 10.43 10.40 10.36 10.32 10.29 10.25 10.21 10.18 10.14 10.11
 13     10.07   10.04 10.00  9.96  9.93  9.89  9.86  9.82  9.79  9.75  9.71  9.68
 14      9.64    9.61  9.57  9.54  9.50  9.47  9.43  9.40  9.36  9.33  9.29  9.26
 15      9.22    9.19  9.15  9.12  9.08  9.05  9.02  8.98  8.95  8.91  8.88  8.84
 16      8.81    8.77  8.74  8.71  8.67  8.64  8.60  8.57  8.54  8.50  8.47  8.44
 17      8.40    8.37  8.34  8.30  8.27  8.24  8.20  8.17  8.14  8.10  8.07  8.04
 18      8.00    7.97  7.94  7.91  7.88  7.84  7.81  7.78  7.75  7.71  7.68  7.65
 19      7.62    7.59  7.55  7.52  7.49  7.46  7.43  7.40  7.37  7.33  7.30  7.27
 20      7.24    7.21  7.18  7.15  7.12  7.09  7.06  7.03  7.00  6.97  6.94  6.91
 21      6.88    6.85  6.82  6.79  6.76  6.73  6.70  6.67  6.64  6.61  6.58  6.55
 22      6.52    6.50  6.47  6.44  6.41  6.38  6.36  6.33  6.30  6.27  6.24  6.22
 23      6.19    6.16  6.13  6.11  6.08  6.05  6.03  6.00  5.97  5.94  5.92  5.89
 24      5.86    5.84  5.81  5.79  5.76  5.74  5.71  5.69  5.66  5.63  5.61  5.58
 25      5.56    5.53  5.51  5.48  5.46  5.44  5.41  5.39  5.36  5.34  5.32  5.29
 26      5.27    5.24  5.22  5.20  5.18  5.15  5.13  5.11  5.08  5.06  5.04  5.01
 27      4.99    4.97  4.95  4.93  4.91  4.88  4.86  4.84  4.82  4.80  4.78  4.75
 28      4.73    4.71  4.69  4.67  4.65  4.63  4.61  4.59  4.57  4.55  4.53  4.51
 29      4.49    4.47  4.45  4.43  4.41  4.39  4.37  4.35  4.33  4.32  4.30  4.28
 30      4.26    4.24  4.22  4.20  4.18  4.17  4.15  4.13  4.11  4.09  4.07  4.06**]

** In all subsequent years and months thereafter, the "a" factor is [4.06.]

P-SCH-HD-HAB(2/13)-NY                4

    HIGHEST DAILY LIFETIME INCOME v[2.1] WITH HIGHEST ANNUAL DEATH BENEFIT
                        SCHEDULE SUPPLEMENT (Continued)

Investment Requirements:

The following Investment Options are available as of the Effective Date. Allocation percentages are currently limited to: [

1. any one Prudential Portfolio Combination indicated below; or

2. one or more Asset Allocation Portfolios indicated below where the allocations made among these portfolios must total 100%]

Prudential Portfolio Combinations:

   [Combination 1:                        Combination 5:
   25% AST Capital Growth Asset           30% AST T. Rowe Price Asset Allocation
     Allocation                           20% AST Moderate Asset Allocation
   25% AST Franklin Templeton Founding    15% AST Schroders Global Tactical
     Funds Allocation                     10% AST First Trust Balanced Target
   20% AST New Discovery Asset Allocation 25% AST Advanced Strategies
   30% AST First Trust Capital
     Appreciation Target                  Combination 6:
                                          20% AST Moderate Asset Allocation
   Combination 2:                         35% AST Schroders Multi-Asset World
   25% AST FI Pyramis(R) Asset Allocation   Strategies
   25% AST J.P. Morgan Global Thematic    30% AST Academic Strategies Asset
   25% AST First Trust Capital              Allocation
     Appreciation Target                  15% AST J.P. Morgan Strategic
   25% AST Advanced Strategies              Opportunities

   Combination 3:                         Combination 7:
   30% AST Wellington Management Hedged   30% AST T. Rowe Price Asset Allocation
     Equity                               70% AST Preservation Asset Allocation
   20% AST BlackRock Global Strategies
   20% AST Academic Strategies Asset      Combination 8:
     Allocation                           50% AST Preservation Asset Allocation
   30% AST Advanced Strategies            20% AST Horizon Moderate Asset
                                            Allocation
   Combination 4:                         30% AST J.P. Morgan Strategic
   40% AST T. Rowe Price Asset Allocation   Opportunities
   35% AST Balanced Asset Allocation
   25% AST First Trust Balanced Target    Combination 9:
                                          25% AST Preservation Asset Allocation
                                          75% AST J.P. Morgan Strategic
                                            Opportunities]

P-SCH-HD-HAB(2/13)-NY                5

    HIGHEST DAILY LIFETIME INCOME v[2.1] WITH HIGHEST ANNUAL DEATH BENEFIT
                        SCHEDULE SUPPLEMENT (Continued)

Asset Allocation Portfolios

   [AST Balanced Asset Allocation
   AST Capital Growth Asset Allocation
   AST FI Pyramis(R) Asset Allocation
   AST Franklin Templeton Founding Funds Allocation
   AST New Discovery Asset Allocation
   AST Preservation Asset Allocation
   AST T. Rowe Price Asset Allocation
   AST Horizon Moderate Asset Allocation
   AST J.P. Morgan Global Thematic
   AST Moderate Asset Allocation
   AST Schroders Global Tactical
   AST First Trust Balanced Target
   AST First Trust Capital Appreciation Target
   AST Academic Strategies Asset Allocation
   AST Advanced Strategies
   AST BlackRock Global Strategies
   AST J.P. Morgan Strategic Opportunities
   AST Schroders Multi-Asset World Strategies
   AST Wellington Management Hedged Equity]

P-SCH-HD-HAB(2/13)-NY                6